CorpBanca to become a major player in the Colombian banking industry
CorpBanca announces an agreement to acquire Helm Bank, positioning itself as the 5th largest bank in Colombia

Santiago, Chile, October 11, 2012. CORPBANCA (NYSE:BCA; BCS: CORPBANCA) announced the entry into an agreement by and among Corp Group Holding Inversiones Limitada and affiliates of Helm Corporation to acquire a 100% equity interest in Helm Bank S.A. through a merger with Banco CorpBanca Colombia S.A., subject to the satisfaction of customary closing conditions.  Additionally, CorpBanca intends to acquire an 80% equity interest in Helm Corredor de Seguros S.A., an insurance broker, for US$17.12 million.  CorpBanca’s management expects the acquisition to close during the first quarter of 2013.  Following receipt of the necessary approvals from the Chilean and Colombian regulators and the closing of the acquisition, CorpBanca will consolidate its operations in Colombia, thereby reaffirming its long-term commitment to the Colombian market.

The total purchase price of the acquisition, which includes a 100% equity interest in Helm Bank and its subsidiaries, is US$1.278 billion plus interest accruing on such amount at the rate of 0.5% per month from January 1, 2013, until the purchase price is paid. CorpBanca estimates that the valuation multiples implied in connection with this acquisition will be of 1.63 times Price per Book Value (P/BV) and 14.2 times Price to Earnings per share (P/E per share) up to the closing date, which is expected to occur during the first quarter of 2013.

In order to finance the acquisition, Banco CorpBanca Colombia will increase its capital in an amount not to exceed US$1.000 billion and finance the remainder of the acquisition with its own funds.  The proposed capital increase will be subscribed by (i) CorpBanca for approximately US$285 million, (ii) Helm Corporation for approximately US$440 million, and (ii) other investors for an aggregate of approximately US$275 million.  CorpBanca will have a controlling interest in the merged bank with an approximate 64% equity interest and Helm Corporation will retain an approximate 20% equity interest.

CorpBanca will also increase its capital by approximately US$600 million, and consider options to finance the acquisition together with CorpBanca’s medium-term organic growth in Chile.  As announced on October 5, 2012, the equity investment by International Finance Corporation will be a part of this planned increase in capital.  The capital increase is expected to occur during the first quarter of 2013.

Press Release October 11, 2012 Page 2 / 3

As of July 31, 2012, Banco CorpBanca Colombia had a 3% market share in the terms of both loans and deposits. As of July 31, 2012, Banco CorpBanca Colombia assets were approximately US$5.200 billion, its loan portfolio was US$3.411 billion (consisting of 60% corporate accounts and 40% personal accounts) and total deposits were U.S$3.342 billion.  Banco CorpBanca Colombia has shown an increase in returns with a Return on Average Equity (RoAE) of 17.4% in the 12 months trailing July 31, 2012 and a BIS ratio of 12.1% as of July 2012.

As of July 31, 2012, Helm Bank was the 7th largest bank in Colombia in terms of total assets and total deposits.  As of July 31, 2012, Helm Bank had total assets of US$6.643 billion, loans of US$4.610 billion, total deposits of US$4.510 billion and a net equity of US$739 million. With more than 205,000 customers and 88 branches, Helm Bank specializes in the corporate segment, medium enterprises and personal accounts with middle to high income. In the last five years, Helm Bank has continuously received high customer satisfaction ratings.

The merger will create the 5th largest bank in Colombia in terms of total assets and loans with a significant presence in segments such as corporate clients and high and medium income individuals.  The combined bank will become a larger-scale player across all product lines, with a balanced mix of businesses focused on commercial and retail operations.  As of July 31, 2012, Banco CorpBanca Colombia and Helm Bank together had more than US$11.800 billion in assets, US$8.000 billion in loans and approximately US$7.850 billion in total deposits, which represented 7% market share in loans and 7.3% market share in total deposits.  In addition, according to pro forma figures, the merged bank had one of the best indicators of credit quality in the industry, with a Return on Average Equity (RoAE) of approximately 15% for the 12 months trailing July 31, 2012.

Customers of both entities will be able to take advantage of a larger number of products given the different strengths of both banks. The integration of Banco CorpBanca Colombia’s and Helm Bank’s central systems will also reduce costs.  CorpBanca estimates that the merger will result in cost savings around US$100 million per year after taxes.  CorpBanca believes that the merger will be an important source of value creation via optimization of costs/expenses and income through net interest margin, generating attractive returns for shareholders after the merger costs are absorbed.

The merged bank will have an expected total pro forma solvency indicator of 17.0% by the end of 2012, which is higher than each of both banks has on an individual basis under current Colombian regulation.  Meanwhile, CorpBanca estimates that it will continue to have adequate levels of capitalization in order to finance its growth in the near to medium term. CorpBanca estimates that its pro forma BIS ratio will be in the range of 12.5% to 13.0% by the end of 2012.

Legal Counselors:
Simpson Thacher & Bartlett and Pose Herrera participated in this transaction as legal counselors in the US and Colombia, respectively.

Press Release October 11, 2012 Page 3 / 3

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, including statements related to the planned acquisition of Helm Bank and the timing thereof. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACT US:

Eugenio Gigogne
CFO, CorpBanca
Santiago, Chile
Tel: (562) 660-2555
investorrelations@corpbanca.cl

Claudia Labbé
Gerente Investor Relations, CorpBanca
Santiago, Chile
Tel: (562) 660-2699
claudia.labbe@corpbanca.cl